October 18, 2022
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance,
Office of Life Sciences,
100 F Street, N.E.,
Washington, D.C. 20549-9303.
Attention:        Jason Drory

Re:       Acceleration Request for Biohaven Ltd.
Registration Statement on Form S-1 (File No. 333-267928)
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Biohaven Ltd. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-267928 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on October 20, 2022, or as soon as practicable thereafter.
Please contact Robert W. Downes of Sullivan & Cromwell LLP via telephone at (212) 558-4312 or via e-mail at (downesr@sullcrom.com) with any questions and please notify him when this request for acceleration has been granted.
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Very truly yours,

By	/s/ Vlad Coric, M.D.
Name: Vlad Coric, M.D.
Title: Chief Executive Officer
cc:        Robert W. Downes
(Sullivan & Cromwell LLP)